Exhibit 17.1
September 18, 2009
John Lovegrove & ABE Board of Directors,
Dear John:
As you are aware, the shareholders recently approved a modification of Advanced BioEnergy’s Operating Agreement so that the Board has the right to remove a Board member who formerly held an officer position with the Company. Although ostensibly couched as a neutral proposal to provide the Board greater flexibility regarding whether former officers should continue to serve on the Board, you and I both know that the reason this proposal was advanced was to remove me from the ABE Board. You and others have advised me that if the shareholders approved the proposal advanced by Board, a meeting would be called for Friday, September 18, at which time, the Board would vote to remove me.
As you also know, I disagree strongly with the actions taken by the Board toward me since the Fall of 2008. Less than one month after numerous Board members and ABE’s outside counsel all advised me that they perceived the primary problem on the Board as the actions of Scott Brittenham, the Board reversed field and I was removed as Chairman on October 15. At the same time, the Board, or a subset of the Board, suspended me from my ongoing responsibilities as Chief Executive Officer. The Board then asked me to resign as a Board member. Having been elected by ABE’s members just two months before, for a term to last three years, and knowing that I could continue to make positive contributions to the Board and the Company, I respectfully declined that request.
Despite my disappointment at my unjustified removal as Chairman of the Board of the Company that I conceived, founded, funded, and developed, and despite my astonishment at the Board’s unjustified suspension of my roles as CEO, I continued to make positive contributions to the Board. Even after the Board voted to terminate my employment as a way of attempting to extricate itself from its contractual obligations to me, I continued to participate in the Board activities in a positive and constructive way.
For example, when the Board began negotiating with Hawkeye, I offered a critical evaluation of the proposal, pointing out that it did not provide a sufficient benefit to ABE’s shareholder-members. For example, I have pressed the Board to look more strongly at trying to renegotiate a restructure of HGF rather than accept the current proposal from WestLB. The HGF facilities are finally beginning to perform as they should have been, and the EBITDA per gallon is now forecasted to be as good or better than Fairmont. I continue to advocate that it is not in the unit holders’ best interests to walk away from the HGF facilities. Alternatively, we should try to renegotiate a restructure with WestLB, given the higher cash flows that are being achieved. For example, most recently I spearheaded the Board discussions to price our current private placement offering at a more favorable valuation to the existing unit holders despite the adamant recommendation from Rich Peterson to price it materially lower. The Board elected to follow this advice, saving several million units of additional dilution to our current members. In many other ways, both significant and less important, I have tried to assist the Board to engage in sound, reasoned decision-making for the benefit of the Company and its owners. During the eight months since my termination, many Board members and many of ABE’s executives have complimented me and thanked me for mycontributions to the Company during 2009.
Despite these facts, the Board now has made the decision to remove me from the Board. I presume the Board would then issue a public announcement, stating that I have been removed from the Board, further harming my professional reputation.
Frankly, ABE already has done enough damage to my professional reputation. Apparently, however, ruining reputations is part of the litigation strategy advocated by ABE’s outside counsel. I distinctly recall the observations from ABE’s outside counsel regarding how they intended to pursue a strategy of damaging Mr. Brittenham’s reputation when it appeared that he would be litigating against ABE. Similarly, ABE’s outside counsel threatened to make damaging disclosures about me if I did not agree to the unfair settlement that was offered in January of this year.
Given the damage ABE already has caused me, and wishing to avoid any further damage to my reputation, I hereby resign from the ABE Board effective immediately. I trust that when ABE reports the cessation of my role on the Board, it will be reported accurately as a resignation.
I am truly saddened by these developments. The Board’s actions over the last 12 months have been unwarranted and ill-conceived. I am also disappointed about the impact these actions have had on my personal and professional relationships with ABE’s executives and Board members, nearly all of whom I brought into the Company I started, and many of whom I considered to be personal friends.
Finally, I remain one of ABE’s largest shareholders. I will be monitoring carefully the actions taken by the Board from this point forward to ensure that they are in the best interests of all the members.
Regards,

/s/ Revis L. Stephenson III

Revis L. Stephenson III